Exhibit 99.1

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2011

Dated March 26, 2012

TABLE OF CONTENTS

(continued)

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2011, unless otherwise indicated.

Incorporation by Reference of Technical Reports

The following technical reports, or excerpts from technical reports (as applicable), are incorporated by reference into, and form part of, this AIF. These reports have been filed on, and may be accessed using, the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com and EDGAR at www.sec.gov.

1.	The technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo".

2.	The technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo".

3.	The technical report of Michael B. Skead (who was Vice President, Exploration of the Company at the time the report was prepared) dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo".

4.	Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo".

Any statement contained in a document incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

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Cautionary Statement Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Banro Corporation ("Banro" or the "Company") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the economic studies of the Company's projects; the early stage of gold production at the Company’s Twangiza mine; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; adoption of proposed rules by the U.S. Securities and Exchange Commission that may affect mining operations in the DRC; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; uncertainties relating to the availability and costs of financing in the future; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed in item 3.2 ("Risk Factors") of this AIF.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this AIF are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral reserve and mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

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Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This AIF, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this AIF, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars, except as otherwise indicated. For United States dollars to Canadian dollars, based on the Bank of Canada nominal noon rate, the average exchange rate for 2011 and the exchange rate at December 30, 2011 were one United States dollar per $0.9891 and $1.0170 Canadian dollars, respectively. For reporting purposes, the Company prepares its financial statements in United States dollars and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

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ITEM 1: CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares.

1.2	Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Banro.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga. These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling approximately 2,612 square kilometres, cover all the major, historical producing areas of the gold belt. The Company’s business focus is the exploration and development of these four DRC properties. During the fourth quarter of 2011, the Company commenced gold production at its first mine, located at Twangiza. As at the date of this AIF, the Twangiza mine continues to ramp up to commercial production. Banro’s plans also include the construction of a second gold mine, at its Namoya project where construction of the mine is underway, as well as the development of the Company’s Lugushwa and Kamituga projects. The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the permits are located in the vicinity of the Company’s Twangiza property and four are located in the vicinity of the Company’s Namoya property.

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General Development of the Business

Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). The DRC government held the remaining 28% of SOMINKI's shares as a participating interest. SOMINKI, which held 100% of the Projects, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the "Mining Convention") among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Société Aurifère du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Twangiza, Namoya, Lugushwa and Kamituga properties.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza property which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's properties.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga properties under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the said properties by transferring them from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining SARL, Namoya Mining SARL, Lugushwa Mining SARL and Kamituga Mining SARL), each of which owns 100% of its respective property.

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

Recruitment of Management

During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and John A. Clarke as a director.

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Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya property and in January 2005 the Company commenced exploration activities at the Lugushwa property. The Company commenced the second phase of exploration at the Twangiza property in October 2005.

Stock Exchange Listings

On March 28, 2005, the Company's common shares began trading on the American Stock Exchange (which is now called the NYSE Amex LLC) (the "NYSE Amex"). On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

Financings (2004 to 2006)

In March 2004, the Company completed a Cdn$16,000,000 private placement financing.

In July 2005, the Company completed an Cdn$18,375,000 private placement financing. This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc.

In October 2005, the Company completed a non-brokered Cdn$13,000,000 private placement financing. The subscribers in respect of this financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

In May 2006, the Company completed an equity financing for total gross proceeds of Cdn$56,012,800. The underwriters who conducted this financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering certain ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

2007 Preliminary Assessments of Twangiza and Namoya

In July 2007, the Company announced the results of its preliminary assessments (i.e. "scoping studies") of its Namoya and Twangiza properties.

Hiring of New C.E.O. in 2007

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007. Mr. Prinsloo was hired to lead the Company's transition from gold explorer to developer. Prior to joining Banro, Mr. Prinsloo had accumulated some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006. Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President. Simon F. W. Village succeeded Mr. Prinsloo as Banro’s President and Chief Executive Officer in 2010 (see "Management Changes in 2010" below).

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Twangiza Pre-Feasibility Study

In July 2008, the Company announced results of the pre-feasibility study of the Company's Twangiza property.

2008 Financing

In September 2008, the Company completed an equity financing for total gross proceeds of US$21,000,000. This financing was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.

Twangiza Feasibility Study

In January 2009, the Company announced results of the feasibility study of the Company's Twangiza property.

Twangiza Updated Feasibility Study

In June 2009, the Company announced updated results of the feasibility study of the Company's Twangiza property.

2009 Financings

In February 2009, the Company completed a non-brokered equity financing for total gross proceeds of US$14,000,000.

In June 2009, the Company completed an equity financing for total gross proceeds of Cdn$100,001,700. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Title Confirmation and Ratification of Fiscal Arrangement

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company's Mining Convention and its mining licenses respecting the Twangiza, Namoya, Lugushwa and Kamituga properties are in accordance with Congolese law.

In August 2009, the DRC government ratified the fiscal arrangement between the DRC government and the Company. The Company has agreed to enhance its existing commitment to the DRC and the local communities of South Kivu and the Maniema provinces through:

•	An advance payment of US$2 million to the DRC government to be made when the Company completes the equity and debt financing process for construction of the mine at Twangiza. These funds will also be used to support social infrastructure development in the Twangiza and Luhwindja communities and will be credited against future taxes;

•	A pledge of US$200,000 to settle legacy issues with SOMINKI and the transfer to the central government of certain real estate assets redundant to the Company's operations;

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•	4% of future net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities; and

•	A royalty of 1% on gold revenues.

Purchase of Gold Plant and Commencement of Construction of Phase 1 Oxide Mine at Twangiza

The Company intends to develop Twangiza in phases, commencing with a "Phase 1" oxide mining operation. To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. SENET Engineering was selected as the overall project manager and also to manage the erection and commissioning of the plant. The Company began mobilizing equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010. The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009. Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

2010 Financing

In May 2010, the Company completed an equity financing for total gross proceeds of Cdn$137,555,000. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Management Changes in 2010

In August 2010, the Company announced the restructuring of its executive management group and that it had fully staffed the mine development team responsible for constructing the Twangiza Phase 1 mine. The restructuring included the departure of Michael J. Prinsloo as President and Chief Executive Officer of the Company in September 2010. Simon Village, who was Banro’s Chairman of the Board at the time of Mr. Prinsloo’s departure, succeeded Mr. Prinsloo as President and Chief Executive Officer of the Company. Gary Chapman, who joined Banro in July 2010, took over responsibility for mine development from Mr. Prinsloo. See item 8 of this AIF, "Directors and Officers".

2011 Preliminary Assessment of Namoya Heap Leach Project

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the "2011 Namoya Study"). The 2011 Namoya Study, which was prepared with input from a number of independent consultants, followed on from the 2007 preliminary assessment of Namoya (see "Preliminary Assessments of Twangiza and Namoya" above) which assumed a CIL (carbon-in-leach) only processing route for the mineral resources. The 2011 Namoya Study assumed a heap leach only processing route and was undertaken to assess a lower capital cost alternative to the previous CIL option.

2011 Financing

In February 2011, the Company completed an equity financing for total gross proceeds of Cdn$56,875,000. The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc.

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Twangiza Phase 1 Economic Assessment

In March 2011, the Company announced the results of an economic assessment in respect of the Company’s Twangiza Phase 1 project. This economic assessment was prepared with input from a number of independent consultants.

Commencement of Gold Production at Twangiza

In October 2011, the Company announced first gold production at its Twangiza property.

Updated Economic Assessment of Namoya Project

In January 2012, the Company announced the results of an updated economic assessment for the Namoya project (the "2012 Namoya Study"). The Namoya project is planned to have two phases, with Phase 1 involving a CIL/gravity and heap leach process ("gravity heap leach") for the recovery of easily leachable oxide and transitional ores and Phase II involving a milling/carbon-in-leach (CIL) plant to treat the fresh rock and optimize recoveries. The 2012 Namoya Study relates only to the Namoya project Phase 1 production potential.

The 2011 Namoya Study, which utilized the delineated measured, indicated and inferred mineral resources at that time, was based on an agglomerated heap leach model for ore processing. The 2012 Namoya Study is based on a gravity heap leach operation without the need to agglomerate, and uses the updated measured and indicated mineral resources for Namoya announced by the Company in December 2011.

2012 Debt Financing

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million. The financing was conducted by a syndicate of investment dealers comprising GMP Securities and BMO Capital Markets (as co-lead managers and co-book-runners) and CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd. as co-managers. The net proceeds from the financing are planned to be used for the development of the Company’s Namoya project (where construction of the Company’s second gold mine is underway), the repayment of an existing credit facility and general corporate purposes.

This debt financing involved an offering by the Company of 175,000 units consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "Notes") and 8,400,000 warrants (the "Warrants") to purchase an aggregate of 8,400,000 common shares of the Company. Each such unit consisted of US$1,000 principal amount of Notes and 48 Warrants, with each Warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the Warrant.

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ITEM 3: DESCRIPTION OF THE BUSINESS

3.1	General

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga. These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling approximately 2,612 square kilometres, cover all the major, historical producing areas of the gold belt. The Company’s business focus is the exploration and development of these four DRC properties. During the fourth quarter of 2011, the Company commenced gold production at its first mine, located at Twangiza. As at the date of this AIF, the Twangiza mine continues to ramp up to commercial production. Banro’s plans also include the construction of a second gold mine, at its Namoya project where construction of the mine is underway, as well as the development of the Company’s Lugushwa and Kamituga projects. See items 3.3.1, 3.3.2, 3.3.3 and 3.3.4 of this AIF for additional information relating to the said four properties.

The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

The following illustrates the location of the Company's four principal properties and the related exploitation permits.

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Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit. So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

An exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire (now called the Democratic Republic of the Congo) and SOMINKI (the "Mining Convention"). In July 1998, the Company was expropriated of all its properties, rights and titles by Presidential decree. The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation. A settlement agreement between the DRC State and the Company was signed in April 2002 (the "Settlement Agreement"). The Settlement Agreement effectively revived the expropriated Mining Convention. Under this revived Mining Convention, the Company held a 100% equity interest in its Twangiza, Namoya, Lugushwa and Kamituga properties, was entitled to a ten-year tax holiday from the start of production, and was exempt from custom duties and royalty payments.

On July 11, 2002, the DRC State enacted a Mining Code (the "Mining Code") to govern all the exploration and exploitation of mineral resources in the DRC. Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code. Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code. Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

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Employees

As at December 31, 2011, the Company and its subsidiaries had a total of 646 employees. The following provides a breakdown of these employees by location:

Location	Number of Employees

Banro office in Toronto, Canada	11

Banro office and sampling facility in Bukavu, DRC	112

Banro office in Kinshasa, DRC	12

Twangiza mine	358

Twangiza exploration	21

Namoya project	55

Lugushwa project	32

Kamituga project	45

Total:	646

Neither the Company nor any of its subsidiaries has any unionized employees.

Contractors and local labour hire companies engaged by the Company’s DRC subsidiaries employed a total of 3,399 employees as at December 31, 2011 in respect of the Company’s DRC projects.

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. To the extent possible, the Foundation employs local labour in all initiatives. Since 2009, the projects completed by the Banro Foundation include the construction of seven new schools and the rehabilitation of two schools, a potable water delivery system serving 18,000 people in four villages, the construction or re-construction of over 100 kilometres of roads and bridges, a large health centre, a women’s resource centre and two separate distributions of medical equipment from Canada to regional hospitals and clinics in South Kivu province. 2012 is expected to be the most active year to date for the Foundation, with the construction of new schools and health care clinics, the completion of a formal commercial marketplace and the rehabilitation of a community hydro-electric facility. Additional information with respect to the Banro Foundation, including a list of projects undertaken by the Banro Foundation to date, can be found on the Company's web site at www.banro.com.

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(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for many local Congolese. As of December 31, 2011, the Company employed 577 Congolese directly and an additional 3,301 Congolese indirectly through contractors and local labour hire companies.

(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from SEDAR at www.sedar.com), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration, development and mining business. The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company's areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro's management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

The Company is working to international best practice standards in environmental and social appraisal. SRK Consulting (South Africa) (Pty) Ltd. was contracted to develop an Equator Principles 2-compliant environmental and social impact assessment report and associated environmental and social impact mitigation and management plan in respect of the development of the Twangiza mine. As well, Banro has sourced proposals from environmental consultants for the development of an Equator Principles 2-compliant environmental and social impact assessment report and associated environmental and social impact mitigation and management plan in respect of the development of the Namoya mine. This is in addition to the initial work completed by SRK Consulting (South Africa) (Pty) Ltd. for Namoya.

3.2	Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro's business and its involvement in the gold exploration, development and mining industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business (which is the exploration, development and mining of gold properties), the present stage of its development and the location of Banro's projects in the DRC. In addition to the other information presented in this AIF, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with Canadian securities regulators and with the SEC in the U.S. before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, while the following sets out the material risk factors which the Company is aware of, there may be additional risks that the Company is unaware of or that are currently believed to be immaterial that may become important factors that affect the Company's business.

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Risks of Operating in the DRC

Banro's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. There are also risks associated with the enforceability of the Company's mining convention with the DRC and the government of the DRC could choose to review the Company's titles at any time. Should the Company's rights, its mining convention or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that operations of the Company may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation which recently emerged from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

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No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

Early Stage of Production at Twangiza

Mining operations generally involve a high degree of risk. The Company’s early stage producing mine at Twangiza is subject to all the hazards and risks normally associated with early stage mineral production, including equipment failure, damage to or destruction of plant and equipment, unusual and unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

Gold Prices

The future price of gold will significantly affect the development of Banro's projects. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development of and commercial production from Banro's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects. Future production from Banro's projects is dependent on gold prices that are adequate to make these projects economic.

Risks Related to the Notes Issued under the Debt Financing

The Company’s substantial indebtedness could adversely affect the Company’s financial condition.

In March 2012 the Company closed a US$175 million debt financing (see item 2 of this AIF), a result of which financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including:

•	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

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•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its indebtedness, including the Notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

The Company’s ability to make scheduled payments on or refinance the Company’s debt obligations, including the Notes, depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the indebtedness, including the Notes.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including the Notes. Banro may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The indenture under which the Notes were issued (the "Note Indenture") restricts the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, Banro is a holding company, and as such it conducts all operations through subsidiaries,. Accordingly, repayment of indebtedness, including the Notes, is dependent on the generation of cash flow by subsidiaries and their ability to make such cash available to Banro. Banro’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness, including the Notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from its subsidiaries. In the event that Banro does not receive distributions from its subsidiaries, the Company may be unable to make required principal and interest payments on Banro’s indebtedness, including the Notes.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance the Company’s indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes.

If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of the Company’s other debt agreements, if any, and the Company could be forced into bankruptcy or liquidation.

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The terms of the Note Indenture restrict the Company’s current and future operations, particularly the Company’s ability to respond to changes or to take certain actions.

The Note Indenture contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest, including restrictions on the Company’s ability to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	enter into transactions with affiliates;
•	alter the businesses it conducts;
•	enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of its assets.

A breach of the covenants under the Note Indenture or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the Noteholders or lenders accelerate the repayment of the Company’s borrowings, Banro may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, Banro may be:

•	limited in how it conducts its business;
•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

The SEC has Proposed Rules That May Affect Mining Operations in the DRC

The Dodd Frank Wall Street Reform and Consumer Protection Act has directed the SEC to adopt rules regarding disclosure on potential conflict minerals that are necessary to the functionality or production or a product manufactured by a company that files reports with the SEC, and the SEC has issued proposed rules in response to their requirement. Conflict minerals include tantalum, tin, gold and tungsten or their derivatives or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or a bordering country. Under the rules as proposed by the SEC, reporting companies must disclose the origin of and certain other information concerning the conflict minerals. Banro is currently exploring and developing properties in the DRC and mining for conflict minerals (i.e. gold). The mining of minerals may be deemed to be considered the manufacturing of such minerals.

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If the proposed rules are adopted in their present form, Banro will be required to disclose in its Annual Report on Form 40-F that it files with the SEC, its minerals originated in the DRC and will need to furnish a conflict minerals report which includes a due diligence report of the issuer and a certified independent private sector audit that is to be made publicly available on Banro’s website. The report will need to disclose whether or not Banro and the audit have determined that the conflict minerals are "conflict free", meaning that they did not benefit or finance armed groups in the DRC. The report must include the due diligence measures that Banro took regarding the source and chain of custody of the minerals.

As the final rules have not been adopted, both content of the final rules and their effect remain uncertain. Compliance with the new rules may be demanding on both financial resources and personnel. The requirement that all SEC reporting companies disclose whether their products include conflict minerals, and if so, information concerning the origin of the conflict minerals, might cause companies to take steps, or require their suppliers to take steps, to assure that minerals originating in the DRC are not included in minerals supplied to them for use in their products. Accordingly, it is possible that the rules could adversely affect the ability of Banro to sell minerals mined in the DRC or the price at which the minerals can be sold.

No History of Commercial Mining Operations or Profitability

The Company's properties are in the exploration or development stage, other than the Company’s early stage producing mine at Twangiza. The development of properties found to be economically feasible requires the construction and operation of mines, processing plants and related infrastructure. As a result, Banro is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at any of its properties.

Government Regulation

Banro's mineral exploration, development and mining activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration, development and mining activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration, development or mining of mineral properties.

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Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration, development or mining of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration and Mining Risks

The Company's properties are in the exploration or development stage, other than the Company’s early stage producing mine at Twangiza. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

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Development of an Active Market and Volatility

There can be no assurance that an active market for the Company's securities will be sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this AIF under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

Financing Requirements

The Company does not have a history of commercial mining operations, and there is no assurance that it will operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is still at an early stage. The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require significant amount of funds in order to carry out plans to develop its projects. There can be no assurance that such funds will be available to the Company. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to generate the required funding could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital expenditures.

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A holder of common shares or warrants may suffer adverse U.S. federal income tax consequences if the Company is determined to be a passive foreign investment company or "PFIC"

Based on current business plans and financial expectations, the Company expects that it should not be classified as a "passive foreign investment company" ("PFIC") for its current tax year and for the foreseeable future. The Company believes that it was classified as a PFIC for its tax year ended December 31, 2011 and in prior tax years. Whether the Company will be a PFIC for the current or future tax year will depend on the Company's assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this AIF. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any tax year of such holder's holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company's common shares and warrants are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares and warrants.

History of Losses and Expected Future Losses

The Company has incurred losses since its inception. The Company incurred the following net losses during each of the following periods:

•	US$9.3 million for the year ended December 31, 2011; and
•	US$3.0 million for the year ended December 31, 2010.

The Company had an accumulated deficit of approximately US$79.76 million as of December 31, 2011. The losses do not include capitalized mineral property exploration and development costs.

The Company expects to continue to incur losses until such time as its Twangiza mine enters into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which any operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

Infrastructure for the Projects

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Banro needs to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project affects the potential viability of mining operations, as Banro also needs to establish substantially greater sources of power, water, physical plant and transport infrastructure than are present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and, in any event, requires Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

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Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The mineral resource and mineral reserve figures referred to in this AIF and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced commercial production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than Twangiza. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates referred to in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources referred to in this AIF cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Dependence on Limited Properties

The Twangiza, Lugushwa, Namoya and Kamituga properties account for the Company's material mineral properties. Any adverse development affecting the progress of any of these properties may have a material adverse effect on the Company's financial performance and results of operations.

Market Perception

Market perception of junior gold companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

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Uninsured Risks

Although the Company maintains directors and officers insurance and insurance on its premises in Toronto, Canada, its insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. In addition, Banro may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits. Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its principal mineral properties through a cession from SOMINKI. As such, Banro will be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of such properties.

Difficulties for Investors in Foreign Jurisdictions in Bringing Actions and Enforcing Judgments

The Company is organized under the laws of Canada and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers, and all of the experts referred to in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Uncertainty of Acquiring Additional Commercially Mineable Mineral Rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

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Banro's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, upon an ore discovery, it takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation Risks

The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares. Banro has previously completed share issuances at prices per share which are lower than the current market price of its common shares. Accordingly, some of the Company's shareholders have an investment profit in the Company's common shares that they may seek to liquidate.

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Currency Risk

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Conflict of Interest

A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

3.3	Banro's Gold Properties

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga. These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling approximately 2,612 square kilometres, cover all the major, historical producing areas of the gold belt. The Company's business focus is the exploration and development of these four DRC properties. The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

During fiscal 2010 and fiscal 2011, the Company was engaged in the construction of the Company’s Twangiza Phase 1 oxide mine, and continued its exploration activities at its Twangiza, Namoya and Lugushwa properties. As well, ground exploration commenced at the Company's Kamituga property in fiscal 2011. No ground exploration was undertaken with respect to the Company's 14 exploration permit areas, although office work included interpretation and updating of geological maps for all the projects.

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The Company commenced gold production at its first mine, the Twangiza Phase 1 oxide mine, during the fourth quarter of 2011. Construction at Namoya of the Company’s second gold mine is underway. Commercial gold production at the Namoya mine is planned for the second quarter of 2013. Banro’s plans also include the development of the Company’s Lugushwa and Kamituga projects.

The Company closed in March 2012 a US$175 million debt financing. This financing facilitates fast-tracking the construction of the Namoya mine and increasing exploration activity across the Company’s projects with the objective of increasing the Company’s gold oxide resources.

3.3.1	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits. Banro's wholly-owned DRC subsidiary, Twangiza Mining SARL, has a 100% interest in the said permits.

The current exploration at Twangiza commenced in October 2005 and to date a total of 443 diamond drill holes totalling 80,694.97 metres have been completed. The program has included resource delineation drilling on the 3.5 kilometre northerly trending mining target comprising the Twangiza Main and Twangiza North deposits. LIDAR, airborne magnetic and radiometric surveys over the entire Twangiza property were completed in 2007 and target generation and ground follow-up were initiated in 2008 on a number of targets.

The most recent mineral resource estimates for Twangiza, which are summarized below, came at the end of the fourth phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits, which was completed in October 2008.

In January 2009, the Company announced results of a feasibility study of the Twangiza property, and in June 2009, the Company announced results of an updated feasibility study of the Twangiza property. Both such studies were prepared with input from a number of independent consultants.

3.3.1.1	Twangiza Oxide Mine

The Company intends to develop Twangiza in phases, commencing with a "Phase 1" oxide mining operation. To that end, the Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum ("Mtpa"). The Company began mobilizing earthmoving and other construction equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010. During the fourth quarter of 2011, the Company commenced gold production at the Twangiza mine. As at the date of this AIF, the Twangiza mine continues to ramp up to commercial production.

During fiscal 2011, the following progress was made in the key areas indicated below with respect to the construction of the Twangiza mine:

•	Access Roads

Maintenance work on bridge upgrades and roads to the Twangiza mine site as well as work on the spine road is on-going. Additional maintenance was undertaken on the N2 between the Ruzizi Border Post and the Butuza turnoff to Twangiza to ensure safe transport of reagents to the mine site. This maintenance program will continue throughout the life of the mine. The main road works to facilitate construction of the tailing management facility and mining are in place and operational.

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•	Resettlement

To date, 205 households have been resettled. It is expected that a further 44 households will be compensated and resettled for the remainder of 2012. In addition to the construction of houses, two churches have been built, while a clinic and market area are in the process of being completed. Resettlement is being conducted in a phased manner to suit construction and mining plans and to enable construction activities to proceed effectively.

•	Mine Infrastructure

The plant make up pumping system has been installed to extract water from the Lulimbohwe River. Production-related infrastructure such as electrical and mechanical workshops, the assay laboratory, change houses and offices have been constructed while significant progress has been made on the security fence around the plant. The construction of the fuel storage facility, with a capacity of 2.2 million liters, is in progress and is expected to be completed during the month of April 2012.

•	Accommodation

The main construction camp is in use and has been converted into a mining village when the construction crews were fully demobilized during the first quarter of 2012. Construction of an operator’s camp using containers is in progress and is anticipated to be completed during the second quarter of 2012.

•	Tailings Management Facility ("TMF")

Design work for the TMF was completed during fiscal 2011. Construction work continues apace with the wall, now that the sand and gravel drains have been completed, enabling bulk fill operations to commence. The wall has reached a six month height that relates to 18 months of full production storage capacity. The borrow pits within the dam are operational with both the upper and lowers stream diversions fundamentally completed and functional. The long term out fall canal has yet to be designed as this is based on the final height to be confirmed as a result of the increased volume of the dam’s bowl capacity. The pipeline to deliver the tailings to the dam and the return water pipeline are complete together with the associated pumping facilities. The TMF is being designed to accept 1.3 Mtpa of tailings for the first year and 1.7 Mtpa for the remainder of its 8.5-year life, providing the need for a TMF with a storage capacity of 14.3 million tonnes of solids.

In March 2012, the Company announced that the Twangiza mine cold commissioned the gravity circuit, which is integrated into the overall plant circuit and is currently being optimized. As at the date of this AIF, the Twangiza mine continues to ramp up to commercial production, which is estimated at 10,000 ounces of gold per month. During this commissioning phase, the Company has been working on optimising the plant processes to ensure sustainable production and recoveries. This process has involved optimization of the crusher circuit, the CIL process, most notably the elution circuit as well as the gravity circuit. Since the commencement of commissioning, the Twangiza plant has been ramping up throughput and has been operating at an average of 79% of plant capacity through the first two months of 2012. As throughput increases, there has also been an increase in gold production from 4,524 ounces in January 2012 to 7,518 ounces in February.

To date, the Twangiza mine has produced 17,134 ounces of gold up until March 15, 2012 during the commissioning phase, of which 12,336 ounces have been sold.

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During 2012, the Company intends to continue optimizing the Twangiza plant in order to sustainably achieve the targeted gold production. In addition, the Company plans to continue building production storage capacity at the TMF. The resourcing and training of employees, as well as the implementation of management systems, are well advanced for commissioning and mining operations.

3.3.1.2	Twangiza Phase 1 Economic Assessment

The plant and infrastructure design for the Twangiza Phase 1 oxide processing plant has been made to accommodate a step wise increase in oxide processing from the initial design (1.3 Mtpa) to 1.7 Mtpa. In March 2011, the Company announced results of an economic assessment (the "Twangiza Phase 1 Study") of the Twangiza Phase 1 project utilizing a 1.7 Mtpa oxide processing plant. The Phase 1 Study was prepared with input from a number of independent consultants. The following is a reproduction of the summary from the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo” (the "Twangiza Phase 1 Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Refer to the Twangiza Phase 1 Technical Report for full details of the Twangiza Phase 1 Study. The Twangiza Phase 1 Technical Report is incorporated by reference into this AIF.

Reproduction of Summary from Twangiza Phase 1 Technical Report

INTRODUCTION

This report has been prepared in response to an invitation by Banro Corporation (Banro) for SENET (Pty) Ltd (SENET) to execute an economic assessment on the upgrade of the Twangiza Phase 1 Project to process 1.7Mtpa of oxide ore from its currently-rated throughput of 1.3Mtpa of oxide ore.

In June 2009 an update to the original feasibility study (produced in February 2009) was press released by Banro. This updated feasibility study focused on optimisation studies undertaken on the measured and indicated resources from which the mining production schedules were developed. In several instances, the economic assessment reported herein refers to information contained in the updated feasibility study report, as much of the information remained the same.

This economic assessment focused on the upgrade of the existing 1.3Mtpa operation, which would extract and process oxide ore from the Twangiza Main and Twangiza North Pits.

The scope of this economic assessment can be summarised as follows:

➢	Identifying the mining and processing plant equipment and services that would require replacement or upgrading in order to allow for the increase in annual throughput from 1.3Mtpa to 1.7Mtpa and providing a capital expenditure associated with this;
➢	Updating the processing operating costs based on the increase in annual throughput;
➢	Conduct a Whittle optimisation for the 1.7Mtpa optimisation using updated processing operating costs, a range of gold prices and mining operating costs;
➢	Design practical pits based on the optimized pit shell selected;
➢	Generate a production schedule based on a cut-off grade of 1.00g/t ;
➢	Reviewing the tailings management facility’s ability to accommodate the increased throughput rate (total tonnage stored would not change);
➢	Updating the operating costs associated with mining and processing, reflecting the increase in throughput;

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➢	Developing a financial model that incorporates the total capital expenditure to-date and the additional capital associated with the upgrade. The financial model would report on the sensitivity of the project towards head grade, fuel price, capital costs and operating costs;

PROJECT OVERVIEW

The Twangiza project is located in the South Kivu Province of the DRC, 45 kilometres to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,164 square kilometres which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL. The current exploration commenced in October 2005 and up to November 2008, more than 330 diamond drill holes have been completed. There has also been extensive re-sampling of old mine adits, which exist along the 3.5 kilometre long, north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) and in porphyry sills, confined by a doubly plunging anticlinal structure.

Work on the Twangiza project is in full swing with engineering, procurement, logistics and construction disciplines now all playing their respective roles on the project for the 1.3Mtpa oxide processing plant. All bulk earthworks for the plant and accommodation terraces were completed during July 2010. By the end of January 2011, concrete work was 66% complete against a baseline of 67%. Work associated with steelwork, mechanical, electrical and pipe work (SMEIP) was 28% complete compared with a baseline target of 27%. The refurbished plant purchased in Australia arrived in Mombasa in July and has been transported to site, with all long-lead items ordered. The project baseline program shows construction is on track to be completed by the fourth quarter of 2011. The focus of this economic assessment has primarily been on identifying the changes and modifications required to increase the annual throughput of the process plant to 1.7Mtpa from its current design capacity of 1.3Mtpa.

MINERAL RESOURCE STATEMENT

SRK Consulting (UK) Ltd. (“SRK (UK)”) prepared an independent estimate of the Mineral Resources at Twangiza, which was reported in Banro’s press release dated January 14, 2009 and has now been separated into “Oxide” and “Non-Oxide” components as set out in the table below. Martin Pittuck, an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) responsible for this estimate.

The Mineral Resource estimate was reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves. The Mineral Resource Statement uses a cut off grade of 0.5 g/t gold; it has been restricted to an optimum pit shell which uses a US$1,000/oz gold price assumption is considered therefore to have reasonable prospects for economic extraction by open pit mining. SRK has not re-reported the Mineral Resource inside the US$1,200 pit shell used for reporting Mineral Reserves because the pit shells are already limited by the base of the oxide, and subsequently only a very slight increase in Mineral Resource would be expected in lateral extensions.

The table below details the “Oxide” and “Non-Oxide” components of the Twangiza Mineral Resource estimate split by confidence category, at a cut off grade of 0.5 g/t gold.

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MINERAL RESOURCE ESTIMATE BY CONFIDENCE CATEGORY (EFFECTIVE DATE: NOVEMBER 2011)

OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au )	OUNCES (Moz)
MEASURED	11.1	2.49	0.89
INDICATED	6.8	1.9	0.4
MEASURED AND INDICATED	17.9	2.3	1.3
INFERRED (EXCLUDING VALLEY FILL)	0.7	1.7	0.04
INFERRED (VALLEY FILL)	1.0	4.2	0.1

NON-OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au )	OUNCES (Moz)
MEASURED	6.1	2.22	0.43
INDICATED	83.5	1.4	3.9
MEASURED AND INDICATED	89.6	1.5	4.3
INFERRED	6.4	1.3	0.3

NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

ECONOMIC ASSESSMENT

An economic assessment of the Twangiza Phase 1 Project was completed in January 2011 and the results are summarized in this report. This economic assessment has been prepared with input from a number of independent consultants including SRK (UK) (mineral resource statement), SRK Consulting, Johannesburg (mineral reserves and mining), Metago (tailing storage facility) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the economic valuation and report compilation.

Mineral resources

The Mineral Resources as set out above were estimated by Martin Pittuck, an employee of SRK (UK), who is the “qualified person” (as such term is defined in National Instrument 43-101).

Mine plan

SRK Consulting (SA) (Pty) Ltd. (“SRK (SA)”) undertook the mine planning process for the Phase 1 Twangiza oxide open pit for this oxide economic assessment, based on Banro's Measured and Indicated Mineral Resources delineated to date. Pit optimizations were undertaken on the oxide components of the two principal deposits at Twangiza: namely Twangiza Main and Twangiza North, using the following estimates and factors:

PIT OPTIMIZATION PARAMETERS

PARAMETER	VALUE
GOLD PRICE (LOWER LIMIT)	US$1,000/oz
GOLD PRICE (BASE CASE)	US$1,200/oz
GOLD PRICE (UPPER LIMIT)	US$1,400/oz
DIESEL FUEL PRICE	US$1.00/litre
MINING DILUTION	5% at zero grade
MINING RECOVERY	95%
PIT SLOPES	Minus 28 to 30 degrees

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PARAMETER	VALUE
METALLURGICAL RECOVERY	OXIDE ORE : MAIN	90.1%
	OXIDE ORE : NORTH	91.2%

The following oxide mineral reserves were estimated by SRK (SA) to be contained in a practical pit design. This excludes the Valley Fill material:

TWANGIZA OXIDE MINERAL RESERVE ESTIMATE (EFFECTIVE DATE: MARCH 4, 2011)

CATEGORY	DEPOSIT	TONS (Mt)	GRADE (g/t Au )	GOLD (Moz)
PROVEN	OXIDE MAIN AND NORTH	10.25	2.42	0.797
PROBABLE	OXIDE MAIN AND NORTH	5.28	1.96	0.333
PROVEN + PROBABLE	OXIDE MAIN AND NORTH	15.53	2.26	1.130

SRK (SA)’s above independent estimate of the Twangiza Oxide Mineral Reserves is based on the above Mineral Resource estimate. The Mineral Resources are inclusive of the Mineral Reserves. The Mineral Reserves were estimated by Mark Sturgeon, who is a “qualified person” as such term is defined in National Instrument 43-101 and an employee of SRK (SA). The Mineral Reserve Statement is reported in accordance with National Instrument 43-101 requirements. The two deposits at Twangiza are to be mined simultaneously to provide a throughput of 1.7 million tons of oxide ore per annum to the processing plant. An additional 1.3 million tons of material originating from a valley fill source, at an estimated grade of approximately 3 g/t could be processed, in addition to the proven and probable north and main pit oxide reserves. More work is required to increase the confidence in this valley fill resource and to demonstrate the feasibility of mining and processing before the valley fill can be converted and added to the Mineral Reserve. If treated, this material would effectively displace the lowest grade faction of the open pit ore in the mill feed, which would then be stockpiled to the end of life of the open pit. The Twangiza project has a favourable stripping ratio of 1.52, which is an important contributing factor to the mine’s low operating costs. The estimated total open pit mine operating cost of US$5.46 per ton of ore is equivalent to US$1.78 per ton of rock mined, based on an owner operated mining option.

Processing

During the initial evaluation of the processing capacity of the existing plant, it had been identified as being able to process an annual tonnage of 1.3Mtpa. With subsequent in-depth investigations to identify the optimal comminution circuit operating parameters by a specialist firm, it was established that the processing plant could be modified to increase the annual throughput to a maximum of 1.7Mtpa.

With this in mind, large capital items that cannot be modified later were already specified for the increased duty, with the balance of the smaller modifications targeted for upgrading once debottlenecking of the process plant operation at 1.3Mtpa has been completed.

The aim of the process design component of this economic assessment was to complete a detailed investigation into the balance of the smaller modifications targeted for upgrading the plant to 1.7Mtpa, and to establish a capital cost and mining program associated with these modifications.

Priority has been given to the minimizing of production downtime during equipment selection and construction philosophy.

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The detailed engineering design and procurement of plant equipment would be executed concurrently with the final stages of construction and commissioning of the processing plant in its current configuration. The installation of new plant equipment would be planned with the majority of the installation work taking place during the ramp-up phase of the processing plant towards achieving nameplate capacity at 1.3Mtpa, with smaller tie-ins taking place during planned maintenance shutdowns. The steel structures and pipe work in the areas requiring more extensive modifications would be pre-erected where practical and installed during shutdowns specifically planned for these events.

Tailings management facility

As part of this economic assessment, Metago Environmental Engineers (the designers of the Twangiza tailings management facility) were tasked with evaluating the facility’s ability to accommodate the increased throughput rate. The TMF wall does not change in size or layout as the TMF basin will hold the same final tonnes (and hence volume) of tailings irrespective of the plant throughput rate. However the increase in production rate from 1.3Mtpa to 1.7Mtpa means that wall raising will be brought forward, as will the costs thereof.

CAPITAL COST SUMMARY

The table below summarizes the estimated capital costs associated with increasing the annual throughput of the mine from 1.3Mtpa to 1.7Mtpa.

The current mining philosophy of an owner’s mining fleet operated by a contractor has been retained, and additional cost provisions have been made to allow for the purchasing of additional mining fleet equipment to accommodate the increased throughput.

CAPITAL COST SUMMARY

ITEM	COST (US$’000)
CAPITALISED EXPENDITURE
MINING – SUSTAINING CAPITAL (ADDITIONAL FLEET TO MINE 1.7MTPA)	12,358
TAILINGS – SUSTAINING CAPITAL	71,420
POWER PLANT DEMOBILIZATION	113
MINE REHABILITATION AND CLOSURE	3,385
TOTAL – CAPITALISED EXPENDITURE	87,275

OPERATING COST SUMMARY

The following operating costs were estimated and incorporated into the financial analysis:

SUMMARY OF LOM OPERATING COSTS

ITEM	UNIT	VALUE
MINING OPERATING COSTS
ANNUAL UNIT MINING OPERATING COST	US$/t processed	4.93
ANNUAL UNIT MINING OPERATING COST	US$/oz	73.11
PROCESSING PLANT OPERATING COSTS
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/t processed	17.77

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ITEM	UNIT	VALUE
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/oz	263.22
GENERAL & ADMINISTRATION COSTS (INCL. ASSAY COSTS)
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/t processed	2.81
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/oz	41.62
NSR ROYALTY & REFINING CHARGES
ANNUAL UNIT ROYALTY & REFINING OPERATING COST	US$/t processed	1.08
ANNUAL UNIT ROYALTY & REFINING OPERATING COST	US$/oz	16.00

TOTAL OPERATING COSTS
ANNUAL CASH OPERATING COST	US$/t processed	26.59
ANNUAL CASH OPERATING COST	US$/oz	395

FINANCIAL ANALYSIS

This economic assessment has produced a cash flow valuation model for the Twangiza Phase 1 project based on the geological and engineering work completed to date. The financial analysis does not include the high grade valley fill material for which the optimal mining and processing methodology is being determined. The base case was developed using a long-term gold price of US$1,200 per ounce and 5% discount rate. The financial model also reflects the favourable fiscal aspects of the mining convention governing the Twangiza project, which include 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. Calculated sensitivities show the significant upside leverage to gold prices and the robust nature of the projected economics to operating assumptions:

FINANCIAL ANALYSIS SUMMARY

ITEM	UNIT	GOLD PRICE OF US$1,200/oz @ 5% discount	GOLD PRICE OF US$1,400/oz @ 5% discount
LIFE OF MINE GOLD PRODUCTION	oz	1,004,796	1,004,796
PRODUCTION PERIOD	years	8.76	8.76
ANNUAL GOLD PRODUCTION	oz	114,744	114,744
LIFE OF MINE DIRECT OPERATING COSTS	US$/oz	378	378
TOTAL CASH OPERATING COSTS FOR FIRST 5 YEARS	US$/oz	356	356
LIFE OF MINE TOTAL CASH OPERATING COSTS	US$/oz	395	397
TOTAL CAPITAL COSTS	US$/oz	87	87
TOTAL PRODUCTION COSTS	US$/oz	482	484
POST-TAX NET PRESENT VALUE	US$ million	581	743
NET CASHFLOW AFTER TAX AND CAPEX	US$ million	692	883

Sensitivity analysis

A sensitivity analysis was performed on the after tax profits by varying the gold price between US$1,000 and US$1,600 per ounce. The results are summarized below.

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NET PRESENT VALUE (US$ ‘000)
GOLD PRICE (US$/oz)	0% DISCOUNT	5% DISCOUNT	10% DISCOUNT
1,600	1 074 285	904 218	776 882
1,500	978 789	823 433	707 089
1,400	883 293	742 649	637 296
1,300	787 797	661 864	567 503
1,200	692 301	581 079	497 711
1,100	596 805	500 294	427 918
1,000	501 280	419 490	358 112

*****************[End of Summary from Twangiza Phase 1 Technical Report]**************

Cautionary Statements

There is no certainty that the conclusions reached in the Twangiza Phase 1 Study will be realized. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

3.3.1.3	Twangiza Exploration (2011-2012)

The current exploration at Twangiza commenced in October 2005, and to date a total of 461 diamond drill holes totalling 80,694.97 metres and 60 reverse circulation ("RC") holes totalling 8,101 metres have been completed. The program has included extensive geological mapping along the 3.5 kilometre long resource delineation of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.

Exploration at Twangiza in 2011 focused on generating new targets outside the Twangiza Main and North deposits. Field activities included soil, rock chip and channel sampling, pitting, auger drilling and diamond and RC drilling.

An infill drilling program continued in 2011 at the Twangiza West and Twangiza East mineralized trends near the Twangiza Main deposit. Forty diamond drill holes totalling 3,854.6 meters were completed on the Twangiza West and East zones to facilitate the resource evaluation of an oxide potential zone delineated by previous drilling programs.

In 2011, the Company continued its exploration activities at the Ntula prospect, located approximately 27 kilometres west-north-west of the Twangiza Main and Twangiza North deposits. The exploration work at Ntula included geological mapping, soil sampling, rock chip sampling of artisanal workings and diamond drilling. Eleven diamond drill holes totalling 1,680.78 meters were completed during the year.

Geological mapping and rock-chip sampling were also conducted in 2011 at the Tshondo prospect, located 9 kilometres west of the Twangiza Main deposit, as follow up work of previous encouraging rock results.

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The 2012 exploration program at Twangiza will focus on (a) the near mine targets to fully evaluate the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline but which have the potential to add substantial resources to the current mineral resource of Twangiza.

The 2012 near deposit exploration is also planned to identify new drill targets within the Twangiza anticlinal structure, while the regional exploration activities will consist of stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling and auger and diamond drilling. These activities are planned to be undertaken at the Mufwa, Ntula, Tshondo and Kaziba prospects. Other targets include the radiometric and southern anomalies and other regional targets yet to be generated from the LIDAR, airborne magnetic and radiometric surveys.

3.3.2	Namoya

The Namoya project consists of one exploitation permit (or mining licence) covering an area of 172 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the DRC. Namoya Mining SARL, which is wholly-owned by Banro, has a 100% interest in the said permit. Exploration commenced in December 2004 and, to date, 295 diamond drill holes totaling 43,545.28 metres have been completed, together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

3.3.2.1	Updated Economic Assessment of Namoya Phase 1 Project Completed in 2012

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the "2011 Namoya Study"). The 2011 Namoya Study followed on from the preliminary assessment of Namoya completed in 2007 which assumed a CIL (carbon-in-leach) only processing route for the mineral resources. The 2011 Namoya Study assumed a heap leach only processing route and was undertaken to assess a lower capital cost alternative to the previous CIL option.

In January 2012, the Company announced the results of an updated economic assessment for the Namoya project (the "2012 Namoya Study"). The Namoya project is planned to have two phases, with Phase I involving a CIL/gravity and heap leach process (“gravity heap leach”) for the recovery of easily leachable oxide and transitional ores and Phase II involving a milling/carbon-in-leach (CIL) plant to treat the fresh rock and optimize recoveries. The 2012 Namoya Study relates only to the Namoya project Phase I production potential and concentrates on the initial years that, together with production and cash flows from Banro’s Twangiza mine, are expected to underpin Banro’s development of its gold properties in the DRC. Detailed information with respect to the 2012 Namoya Study is included in the “Namoya Technical Report” (as such term is defined in item 3.3.2.3 below), which is incorporated by reference into this AIF.

The ongoing exploration drilling program at Namoya will continue to target additional sources of oxide material. Since the primary material of the Namoya deposits is open at depth and free milling, an extensive deep-drilling program is planned to be undertaken to define this potential by the fourth quarter of 2012.

The 2011 Namoya Study, which utilized the delineated measured, indicated and inferred mineral resources at that time, was based on an agglomerated heap leach model for ore processing. The 2012 Namoya Study is based on a gravity heap leach operation without the need to agglomerate, and uses the updated measured and indicated mineral resources for Namoya announced by the Company in December 2011 (see item 3.3.2.3 below for details in respect of these updated mineral resources).

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3.3.2.2	Namoya Mine Construction

Construction preparations for the development at Namoya of the Company’s second mine commenced during the fourth quarter of 2011. Construction of the Namoya mine is now underway, with the engineering procurement construction and management contractor appointed, and tendering, adjudication and procurement processes for the placement of orders with respect to critical equipment and service agreements in place. Construction completion is planned for the first quarter of 2013 with commercial production targeted for the second quarter of 2013.

The Company has planned the following objectives and milestones with regard to the construction of the Namoya mine:

•	Complete resource studies and engineering design by the first quarter of 2012.
•	Complete geotechnical studies by the end of the second quarter of 2012.
•	Complete environmental studies and EISA report by the end of the fourth quarter of 2012.
•	Complete road access construction by August 2012.
•	Establish construction site camp by February 2012 and complete mine site accommodation by December 2012.
•	Commence resettlement process by March 2012 with completion expected by the second quarter of 2013.
•	Complete the engineering design for both the process plant and the TMF by the second quarter of 2012.
•	Commence plant, pond and TMF earthworks in the second quarter of 2012 to be completed by the first quarter of 2013.
•	Commence process plant construction by September of 2012 with expected completion by March 2013.
•	Commence hot commissioning in April 2013 with production ramp up expected to be completed by June of 2013.

Planning and coordination activities with respect to the Namoya plant development were completed in February 2012, including the logistics of transferring surplus earth moving and erection equipment from the Twangiza site to Namoya as well as the placement of orders for the remainder of the earth works equipment during the month of March 2012. Work on the main access road to Namoya, which began in fourth quarter of 2011, is in progress. Management has been working with the local community surrounding Namoya to determine resettlement and housing needs. As equipment transfers and orders are fulfilled, it is anticipated that construction work will be accelerated during the second quarter of 2012.

The Company plans to fund the construction of the Namoya mine using proceeds from the Company’s recently completed debt financing and cash flow from the Twangiza mine.

3.3.2.3	Namoya Technical Report

The following is a reproduction of the summary from the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the "Namoya Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Namoya Technical Report is incorporated by reference into this AIF.

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Reproduction of Summary from Namoya Technical Report

“This National Instrument 43-101 (NI 43-101) Technical Report (technical report) was compiled to describe the technical aspects of the Namoya Gold Project, located in the province of Maniema, in the Democratic Republic of the Congo (DRC). The project is located in a remote area approximately 195km west of Lake Tanganyika, near the provincial border of the South Kivu Province, far from business districts and built up areas. Kinshasa, the capital city of DRC, lies 1,355km west of the prospect, while business districts of Bukavu (South Kivu, DRC), Bujumbura (Burundi) and Kigali are located more than 200km to the northeast of the property.

The project operates under the ownership of Namoya Mining Sarl (Namoya Mining), a wholly owned subsidiary of Banro Corporation (Banro). The Namoya Project consists of one exploitation permit (Permis d’Exploitation or PE), No.18, CAMI/CE/923/2004. Banro holds a 100% interest in the Namoya Project through its wholly owned subsidiary Namoya Mining. Its exploitation permit will expire in 2027 and is subject to renewal under Article 80 of Law No. 0707/2002 July 2002 for consecutive 15-year periods. Under this PE, the Namoya Project covers 203 Carrés, which equates to an area of 174km².

The Namoya Project is hosted within the 2.5Ga Kibaran belt, a Proterozoic aged intracontinental mobile belt situated between the Congo (to the west) and Tanzanian (to the east) Cratons. The Namoya Project consists of four distinct prospects which are referred to as Mwendamboko, Muviringu, Kakula and Namoya Summit. These are near vertical and linear orebodies, made up of either fine to very fine-grained sericite schist or quartz veins and quartz stockworks hosted within metasediments. The quartz systems generally have a higher concentration of gold than the sericite schist orebodies.

Exploration in Namoya began in 2004 using geochemical methods, i.e. soil, adit and trench sampling, regional scale mapping and drilling. In 2005, a more detailed adit sampling and mapping programme was carried out to increase geological confidence and to confirm historical data. The historical data was validated and geological confidence improved by constraining the physical extent of the mineralisation (width of each deposit). The end result of this programme was a conversion of 436Koz of gold from Inferred to Indicated category. The results were consolidated into a Preliminary Assessment in 2007.

The first phase of drilling in early 2005 consisted of 70 diamond drill holes totalling 9,442 meters and the second phase, completed in May 2007, of 36 drill holes totalling 7,411.5 meters. This exploration programme yielded a declaration of 8.9Mt, at a grade of 3.27g/t, generating 938kozAu in the Indicated Category and 7.0Mt, at a grade of 2.73g/t, generating 621.5kozAu in the Inferred Category.

To date, 295 diamond drill holes totalling 43,502 meters have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometers long, northwest trending mineralized zone, which hosts the four main deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. This exploration has yielded a resource of 1.58Moz Au in Measured and Indicated categories as shown in the table overleaf.

Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube and Filon B, all within two kilometres of the four main deposits, to further increase oxide and transition ounces for the heap leach project.

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The most recent mineral resources statement is shown in the table below:-

	MEASURED			INDICATED			TOTAL MEASURED AND INDICATED
ORE ZONE	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	10.15	1.66	0.58
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	6.93	1.66	0.43
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	7.70	2.23	0.57
TOTAL	19.91	2.05	1.31	4.86	1.75	0.27	24.77	1.99	1.58

Notes:	Effective Date of the resource estimation is as at 23rd December 2011.

A gold price of USD1,700 was used to estimate resources.

A cut-off grade of 0.4g/t was utilised to limit the resources.

Average grade refers to the combined grade of ore and waste in a specified zone.

Resources were estimated to a vertical depth of 300m.

The inferred mineral resources are reported in the table below:-

	INFERRED
ORE ZONE	TONNES (Mt)	Au (g/t)	OUNCES (Moz)
Oxide	2.41	1.18	0.10
Transitional	2.71	1.18	0.10
Fresh rock	4.35	1.74	0.24
TOTAL	9.47	1.44	0.44

Notes:	Effective Date of the resource estimation is as at 23rd December 2011.

A gold price of USD1,700 was used to estimate resources.

A cut-off grade of 0.4g/t was utilised to limit the resources.

Average grade refers to the combined grade of ore and waste in a specified zone.

Resources were estimated to a vertical depth of 300m.

Development at the Namoya Project includes basic mine infrastructure such as offices, maintainance facilities, accommodation facilities and maintance workshops. The project is also equipped with road, power and water infrastructure which Namoya Mining had constructed as none of this infrastructure existed before the project commenced. MDM Engineering is currently involved in carrying out plant design and optimisation. The design encompasses a heap leach gravity plant with expected recoveries of a heap leach recovery of 86% along with gravity recovery of 22%. Engineering and plant optimisation studies are currently on-going.

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A key aspect of this report is the presentation of technical and economic information that has been evaluated within the context of latest market developments. At the time of reporting, the following economic parameters were relevant:-

DESCRIPTION	UNITS	AMOUNT
Gold Production - Life of Mine	oz	768,633
Production Plan	Years	8
Working Capital Required	USDm	5.40
Construction Capital Required	USDm	148.86
Funding to Self Funding Capital	USDm	154.26
Sustainable & Closure Capital	USDm	23.57
Total Life of Mine Capital	USDm	177.83
Au Price	USD/oz	1,500.00
Profit Tax (Tax on net profit from Operations)%		4
Gold Royalty	%	1
Mining cost	USD/t mined	3.87
Mining cost	USD/tonne ore crushed	11.61
General and Admin	USD/tonne ore	2.92
Process Plant - Truck Stacking	USD/tonne ore	8.15
Royalty , Refinery & Transport	USD/ounce recovered	19.25
Rehabilitation Costs (HL + Tailings)	USD/tonne mined	0.26

The economic assessment carried out on the estimated resources yielded the following mineral asset sensitivity analyses on the after tax profits:-

GOLD PRICE (USD/oz)	IRR (%)	NPV (USDm) AT A DISCOUNT RATE
		5%	10%	15%
1,100	39.7	215	160	118
1,500	71.3	457	366	295
1,600	78.7	517	418	339

Note: Best case scenario is highlighted.

The technical and financial merits of the Namoya Project provide good prospects for potential economic extraction of gold in the future, given the current macro-economic conditions. The Namoya Project Phase 1 is a highly competitive and robust gold project capable of absorbing almost all uncertainties in the estimated operational expenditure and capital expenditure. It should be noted that the above financial analysis does not take into account on-going exploration, feasibility, financing or interest costs and any up-side potential that could arise through the exploitation of additional mineral resources over and above those considered in the LOM for Phase 1.

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The Namoya Project is a robust, technically and economically feasible project. Venmyn recommends that further development into the next stage of mining cycle be pursued.”

********************[End of Summary from Namoya Technical Report]*****************

Cautionary Statements

There is no certainty that the conclusions reached in the 2012 Namoya Study will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

3.3.2.4	Namoya Exploration (2011-2012)

The Company commenced exploration at Namoya in December 2004. To date, 295 diamond drill holes totalling 43,545.28 metres (and 82 historical underground drill holes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

The 2011 exploration work focused on (a) infill resource diamond drilling of the four main deposits of Namoya Summit, Kakula, Muviringu and Mwendamboko, (b) exploration drilling at the Seketi, Namoya Summit extension and Kankurube prospects, and (c) trenching, channel sampling and mapping at Mwendamboko. During the year 68 diamond drill holes totaling 6,942.56 metres, 239 auger holes totaling 960.3 metres and 1,129.1 metres of trenching were completed.

On December 23, 2011 the Company announced an increase in mineral resource estimates for the Namoya project. Estimated measured and indicated mineral resources have increased by 39.0% to 1.58 million ounces of gold (24.77 million tonnes grading 1.99 g/t Au with a cut-off grade of 0.4g/t Au), compared with the previous measured and indicated mineral resource estimates of 1.13 million ounces of gold with a cut-off grade 0.4g/t Au (14.58 million tonnes at a grade of 2.43 g/t Au). See item 3.3.2.3 above ("Namoya Technical Report") for additional information in respect of the updated mineral resource estimates for Namoya.

The primary goal of the 2012 exploration program at Namoya is to outline additional mineral resources to expand the current resource base. The program will also focus on (a) refining the geological model and update the resource estimates, (b) definition drilling on the four principal deposits of Mwendamboko, Kakula, Muviring and Namoya Summit, (c) continuing the delineation drilling of the other targets, Kanguarbe, Seketi and Filon B within the main grid, (d) commencing deep drilling on the four principal deposits to generate additional primary ore mineral resources to pave the way for the economic studies of the primary ore, and (e) target generation programs on the rest of the Namoya properties.

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3.3.3	Lugushwa

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963. However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target. Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

Exploration by Banro on the Lugushwa property commenced in January 2005 and, to date, the Company has completed 143 core holes totalling 19,708.75 metres of drilling.

The Lugushwa property is dominated by Mesoproterozioic Lower Urundian meta-sedimentary rocks. The lithologies present are:

•	Quartzite and sandstones - mainly massive and often interbedded with the host metapelites.
•	Chloritic and mica-bearing metapelites - red to grey in colour, often with disseminated sulphide agglomerations, mainly arsenopyrite. These metapelites constitute the bulk of the lithologies present at Lugushwa and are often described as highly altered and fine grained. They are locally dark grey and graphitic. Some bluish-violet metapelite also identified with tourmaline, garnet, and feldspar is sometimes present (D1 Simali ‘Filon de Luxe’ deposit). Although usually not displaying a schistose fabric sensu stricto, these metasediments have generally been referred to as "schists" by previous workers.
•	Gneisses - located in the southern and northwestern parts of the property, but are not associated with the central zone covered by the historical and current exploration, and little detail is available.
•	Amphibolites - present in three thin bands, the most important forming part of the G7 Mapale deposit, consisting of fine grained massive or schistose amphibolite. Recent petrographic work has established this lithology to be a weakly metamorphosed diorite.
•	Granites and pegmatites - similar to the gneiss unit, being on the peripheries of the property and mostly associated with tin mineralization.
•	Quartz veins - stringers and intersecting vein sets are present in all these lithologies.

The degree of metamorphism in the rocks hosting gold mineralization is generally weak, up to lower greenschist facies. A weak to moderate foliation is usually developed in the finer grained lithologies, but the development of a proper schistose fabric is rare except in confined shear zones.

The dominant structural grain in the Lugushwa property is northeast-southwest. This trend is mainly confined to the central part of the property. An ENE regional lineament appears to truncate the northeast-southwest trend in the northern and western parts of the property rotating lithomagnetic units into near east west orientation.

Another significant aeromagnetic structural trend comprises east-west lineaments, interpreted to represent reactivated riedel shears contemporaneous with the main deformation event causing the major ENE lineament. There is a distinct and notable change in this orientation in the south of the property, where the major structures are oriented in a west-northwest east-southeast direction. In the northwest part of the Lugushwa property the rocks are more clearly folded, with a northeast axial trend extending toward the Kamituga property.

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Gold mineralization takes the form of (a) cross-cutting and bedding/ foliation parallel auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins. The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzite and siltstones.

•	Folding, this has (a) caused more abundant and complex fracturing and bedding-parallel dilation in the axial zones of the folds, and (b) focused fluids in the low pressure zones in the fold closures.

•	Late deformation, which resulted in shearing that formed channel-ways for the mineralizing fluids.

The table below summarizes the current mineral resource estimates for the Lugushwa property utilizing a 1.0 g/t Au cut-off grade. These estimates are included in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (the "Lugushwa Technical Report"). The Lugushwa Technical Report is incorporated by reference into this AIF.

Category	Tonnage (000s)	Grade (Au g/t)	Contained Gold (000s)
Inferred	37,000	2.3	2,735

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

An exploration camp was established at Lugushwa by Banro in January 2005. Exploration consisting of gridding, geological mapping, soil, trench and adit sampling continued during 2006, with core drilling commencing in February 2006. A total of 54 core holes totaling 8,332 metres were drilled in 2006. Drilling was focused at prospects G20/21, D18/19, Carriere A and Kimbangu. In 2007, exploration continued to evaluate the G20/21 and D18/18 prospects at Lugushwa. To achieve this objective, 12,000 meters of core drilling was budgeted for, but due to poor performance by the drilling contractor, only 11 core holes totaling 2,493.06 metres were drilled resulting in the termination of the drilling programme in May 2007. Due to a lack of a new drilling contractor, no further drilling was undertaken in 2007. As part of the regional programme, LIDAR, airborne magnetic and radiometric surveys were completed over the entire Lugushwa property during 2007.

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The 2008 exploration at Lugushwa focused on evaluation of the G20/21 and D18/18 prospects. To achieve this objective, 32 holes totaling 5,518 meters of core drilling were completed. The 2008 drilling programme was undertaken by an independent drilling contractor, Major Drilling Services. As part of the regional programme, preliminary interpretation of the geophysical airborne magnetic and radiometric surveys that were completed over the Lugushwa property during 2007 was undertaken in 2008. GeX Services carried out the preliminary interpretation of the Gdata and produced a suite of geo-referenced images, from which in-house interpretations have been made. In 2009, further interpretation of the Gdata was carried out by SRK (UK). The target generation and ground follow-up exercise that was initiated in 2007 was continued in 2008 and 2009, leading to the definition of new drill targets. Metallurgical testwork on the various ore types (oxide, transitional and sulphide) has also been initiated.

In addition to the drilling program, ongoing exploration has continued to assess the full extent of the main mineralized trend at Lugushwa. Soil sampling has extended the main mineralised trend to 4,600 metres from Kimbangu in the northeast to the new prospect of Mpongo in the southwest.

During 2010, exploration at Lugushwa focused on extending the Lugushwa grid and included an extensive auger drilling, trenching, soil, rock chip and stream sediment sampling program which successfully identified new targets for follow-up drilling.

Exploration work for 2011 at the Lugushwa project focused on (a) exploration drilling at the D18-19, G20-21, Carrier A, Mpongo, Kangurube and G7-Mapale prospects, and (b) follow up regional exploration covering areas within and outside the current Lugushwa soil grid. Exploration work focused on an auger drilling program in the G20-21, Carriere A and Minkumbu prospects. In addition, a trenching and channeling program at the G20-21 and G8 prospects was undertaken with regolith mapping and sampling in the G20-21, G7-Mapale and Carriere A prospects. Regional exploration involved surface mapping and sampling in the Kamwanga area located over the eastern geophysical target. Regional exploration is continuing.

During 2011, 46 shallow oxide diamond drill holes totalling 3,375.69 metres, 423 auger holes totalling 1,810.8 metres and 327 metres of trenching were completed, to provide increased confidence on the economic viability of the Lugushwa project. The diamond drill rig has since been relocated to the Kamituga project while data collation and modelling is underway at Lugushwa to pave the way for the completion of a preliminary economic assessment ("PEA").

The proposed exploration work for 2012 at the Lugushwa project will focus on the completion of a PEA. Following the results of the PEA, shallow drill infill oxide drilling is planned to be implemented. There will be a refocus of regional exploration towards the southern part of the project area which has the most favourable and consistent results. Once the PEA is completed, the intention is to progress to a pre-feasibility study.

3.3.4	Kamituga

The following provides a summary regarding the Kamituga property. Refer to the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report") (a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for additional disclosure regarding the Kamituga property. Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the SRK Technical Report are incorporated by reference into this AIF.

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro’s wholly-owned DRC subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits. Kamituga is the most mature of the Company's four main properties, having previously been the site of major alluvial and underground mining operations.

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Gold was first reported in the Kamituga region during the early 1920s with the discovery of alluvial gold in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers. Commercial alluvial mining commenced in 1924. Exploration during the 1930s also led to the discovery of numerous high grade quartz veins with hard rock mining commencing in 1937 at the Mobale underground operation. At the closure of the Kamituga operations in 1996, approximately 1.5 million ounces of gold had been produced from alluvial and hard rock mining.

SRK noted in the SRK Technical Report: "…there is much evidence to support the wide scale occurrence of gold mineralization. Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession."

In the SRK Technical Report, SRK outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Gold Ounces (Millions)
Inferred	7.26	3.90	0.915

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Mineralisation at Kamituga is hosted within quartz veins containing gold either present as free native gold or associated with sulphides, particularly arsenopyrite. Veins are present in zones along slippage planes parallel to the schistosity or at fold axes resulting from dextral movement of blocks along east-west fault planes due to the intrusion of a deep seated granitoid body. Late stage brittle shear has caused local offset of the vein system up to several tens of metres.

During 2007, the Kamituga property was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of the Company's regional programme.

The Company commenced ground exploration activities at Kamituga in February 2011. The objective of the 2011 exploration activities included review and assessment of the historical data, stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, followed by drilling. The exploration work initially focused on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; and (b) bulk tonnage potential in the vicinity of the Little Mobale open pit, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stockworks.

Analytical results received to-date have outlined a number of bedrock targets which were followed up by "fast track results driven" exploration drilling. During 2011, 6 RC holes totaling 484.5 metres, 691 auger holes totalling 3362.8 metres and 3,274.35 metres of trenching were completed at the Little Mobale mine and Kibukila prospects. Exploration drilling is continuing on the Mobale, Kibukila, Chanda and G22 prospects.

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In January 2012, the Company announced positive initial exploration results from the Kamituga project. Highlights of the initial trench results received from the Mobale and Kibukila prospects at Kamituga are 18.0 metres grading 3.06 g/t Au in trench MOB-CH1, 22.00 metres grading 2.14 g/t Au in trench MOB-CH5, 32.0 metres grading 2.36 g/t Au from trench KIB-T1 and 51.0 metres grading 2.65 g/t Au from trench KIB-T2.

The 2012 exploration program will focus on the ongoing delineation drilling program of the Kibukira prospect and other targets within the Kamituga Central area. An extensive regional exploration program will also be initiated outside the Kamituga Central area to outline further drill targets.

3.3.5	Other Exploration Properties

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003 (the permits were acquired by Banro Congo Mining SARL in 2007).

No ground field work has been conducted in respect of these properties. Two of the permit areas (located between Kamituga and Lugushwa) were covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program. During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys. SRK (UK) carried out further interpretation and target generation work in 2009, with ground follow-up planned to commence in the third quarter of 2012.

3.3.6	Qualified Persons

Gary Chapman, the Company’s Vice President, Operations, and Daniel K. Bansah. the Company’s Vice President, Exploration, each of whom is a "qualified person" (as such term is defined in NI 43-101), have reviewed and approved the technical information in this AIF. See item 15.1 of this AIF for the names of the "qualified persons" (as such term is defined in NI 43-101) for the purposes of the various technical reports referred to in items 3.3.1 to 3.3.4 of this AIF.

ITEM 4: DIVIDENDS

Subject to the requirements of the CBCA and the restrictions provided by the covenants given by the Company to Noteholders pursuant to the Company’s recently closed debt financing (see item 5.2 of this AIF (“Notes”) below), there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends or distributions. However, the Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

5.1	Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 200,500,576 common shares and no preference shares were issued and outstanding as of the date of this AIF.

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The following is a summary of the material provisions attaching to the Company’s common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

5.2	Notes

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million (the "Debt Financing"). The Debt Financing involved an offering by the Company of 175,000 units ( the "Units") consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "Notes") and 8,400,000 warrants (the "Warrants") to purchase an aggregate of 8,400,000 common shares of the Company. Each such Unit consisted of US$1,000 principal amount of Notes and 48 Warrants, with each Warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the Warrant.

The following summarizes the terms of the Notes, and is subject to, and qualified by reference to, the provisions of the "Note Indenture" (as such term is defined in item 14 of this AIF ("Material Contracts")) pursuant to which the Notes were issued. A copy of the Note Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Total Principal Amount of Notes Outstanding:	US$175,000,000

Maturity Date:	March 1, 2017

Interest Rate:	10% per year.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012. Interest started accruing from March 2, 2012.

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Guarantees:	The Notes are guaranteed (the "Note Guarantees") on a senior basis by the Company’s existing and future subsidiaries, other than certain immaterial subsidiaries.

Security:	The Notes and the Note Guarantees are secured on a second priority basis by liens on (a) all of the existing and after acquired property of the Company, including any and all capital stock the Company holds in its subsidiaries and other investments, (b) all of the existing and after acquired capital stock and other investments held by the Company's subsidiaries, and (c) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and the Company’s subsidiaries, but excluding any mining assets or other assets in respect of which the Company or the Company’s subsidiaries would be required to obtain approval from any governmental or regulatory authority in the DRC in order to incur liens on such assets, in each case, subject to specified permitted liens and certain exceptions.

Ranking:	The Notes and the Note Guarantees are senior obligations of the Company and the guarantors and:

•	rank equally in right of payment with all of the Company’s and the guarantors’ existing and future senior indebtedness;
•	rank senior in right of payment to all of the Company’s and the guarantors’ existing and future subordinated indebtedness;
•	are secured on a second priority basis by liens on the "Collateral" (as defined in the Note Indenture);
•	are effectively junior to any of the Company’s secured indebtedness that is either secured by assets that are not Collateral or which is secured by a lien senior to or prior to liens securing the Notes to the extent of the value of the assets securing such indebtedness; and
•	are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Company’s subsidiaries that does not guarantee the Notes.

Optional Redemption:	The Notes are redeemable at the Company’s option, in whole or in part, at any time on or after March 1, 2014, at the redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below plus accrued and unpaid interest on the Notes, if any, to the date of redemption, if redeemed during the 12-month period beginning on March 1 of each of the years indicated below:

Year	Percentage
2014	110.0%
2015	105.0%
2016 and thereafter	100.0%

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Prior to March 1, 2014, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

At any time prior to March 1, 2014, the Company may also redeem up to 35% of the original principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 110% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption.

Special Mandatory Redemption:	In the event that (a) properties and assets of the Company and its subsidiaries from which a majority of the Company and its subsidiaries’ consolidated earnings before interest, taxes, depreciation and amortization is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred and the Company receives any compensation as a result of such event by way of settlement, judicial or arbitral award or otherwise, then the Company will be required to redeem all of the Notes at the "Asset Seizure Redemption Price" (as such term is defined in the Note Indenture).

Change of Control Offer:

Upon the occurrence of specific kinds of changes of control, holders of Notes will have the right to cause the Company to repurchase some or all of their Notes at 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants:	The Company issued the Notes under the Note Indenture with Equity Financial Trust Company, as trustee. The Note Indenture, among other things, limits the Company’s ability and the ability of its subsidiaries to:

	•	incur additional indebtedness;
	•	pay dividends or make other distributions or repurchase or redeem capital stock;
	•	prepay, redeem or repurchase certain debt;
	•	make loans and investments;
	•	sell assets;
	•	incur liens;
	•	enter into transactions with affiliates;
	•	enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and
	•	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

These covenants are subject to a number of exceptions and qualifications as set forth in the Note Indenture.

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5.3	Warrants

The Company issued 8,400,000 Warrants pursuant to the Debt Financing. The following summarizes the terms of such Warrants, and is subject to, and qualified by reference to, the provisions of the "Warrant Indenture" (as such term is defined in item 14 of this AIF ("Material Contracts")) pursuant to which the Warrants were issued. A copy of the Warrant Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Number of Warrants Outstanding:	8,400,000 Warrants are currently outstanding.

Expiration Date:	The Warrants expire on March 2, 2017.

Exercise:	Each Warrant entitles the holder to acquire one common share of the Company upon payment of US$6.65, subject to adjustment from time to time upon the occurrence of certain changes in the common share of the Company and certain issuances by the Company of common shares, options or convertible securities. The Warrants may be exercised at any time until March 2, 2017.

No Rights as Shareholders:	A holder of Warrants does not, by virtue of holding Warrants, have any rights as a shareholder of the Company.

Broker Warrants

In February 2011, the Company completed an equity financing for total gross proceeds of Cdn$$56,875,000. The Company issued to the underwriters in respect of this financing, as part of their compensation, a total of 1,050,000 broker warrants, with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2013. As at the date of this AIF, there are outstanding 1,025,000 such broker warrants.

5.4	Shareholder Rights Plan

Effective April 29, 2005, the board of directors of the Company (the "Board") adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named Equity Financial Trust Company), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011. Shareholders of the Company, at the annual and special meeting of shareholders held on June 29, 2011, approved an further extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2014.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

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The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement, together with the two amending agreements to the Rights Plan Agreement (which amending agreements related to the two extensions to the term of the Rights Plan Agreement), can be obtained from SEDAR at www.sedar.com. Reference is made to the Rights Plan Agreement, as amended, for additional information with respect to the Rights Plan.

ITEM 6: MARket for securities

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE Amex LLC, in each case under the symbol "BAA". The Company's common shares commenced trading on the predecessor stock exchange to the NYSE Amex LLC on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

The following table sets forth the high and low sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX.

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Month	High	Low	Volume
	(Cdn$)	(Cdn$)	(#)
2011
December	4.03	2.91	14,864,533
November	4.50	3.43	17,410,530
October	4.67	3.39	21,562,757
September	5.25	3.72	36,668,082
August	4.93	3.23	20,693,548
July	4.75	3.57	18,487,210
June	3.72	3.02	9,439,481
May	3.80	2.94	13,706,382
April	3.55	2.35	20,041,976
March	3.53	2.44	22,265,728
February	3.45	2.87	23,302,199
January	4.41	3.09	10,612,518

The closing price of the common shares of the Company on March 23, 2012 was Cdn$4.70 per share, as reported by the TSX.

ITEM 7:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 8: DIRECTORS AND OFFICERS

8.1	Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual's current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable). Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

John A. Clarke (1) (2)(3) West Vancouver, British Columbia, Canada Director	Mining executive; Vice Chairman of Nevsun Resources Ltd. (a mineral exploration and development company) from August 2008 to September 2009; prior to August 2008, President of Nevsun Resources Ltd.	February 3, 2004

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Peter N. Cowley (3) Surrey, United Kingdom Director	Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company) from November 2009 to present; President of the Company from June 2004 to March 2008; prior to June 2004, Managing Director (Ashanti Exploration) of Ashanti Goldfields Company Limited (a gold mining company). Currently also a non-executive director of Cluff Gold plc (a gold mining company).	January 13, 2004

Arnold T. Kondrat Toronto, Ontario, Canada Executive Vice President and a director	Executive Vice President of the Company; Executive Vice President of Loncor Resources Inc. (a gold exploration company) from October 2009 to present; consultant to Delrand Resources Limited (formerly BRC DiamondCore Ltd.) (a mineral exploration company) from February 2008 to present and, prior to February 2008, Executive Vice President of BRC DiamondCore Ltd.; President of Sterling Portfolio Securities Inc. (a private venture capital firm); Executive Vice President of Gentor Resources Inc. (a mineral exploration company).	May 3, 1994

Richard J. Lachcik (2) Oakville, Ontario, Canada Director	Partner of Norton Rose Canada LLP (formerly Macleod Dixon llp) (a law firm). (4)	August 23, 1996

Dr. Peter A. Ruxton (1)(3) Kent, United Kingdom Director	Chief Executive Officer and President of Gentor Resources Inc. (a mineral exploration company) from March 2010 to present; a partner of Tembo Capital LLP (a corporate finance firm) from March 2009 to present; a partner of Actis LLP (an emerging market private equity fund) from June 2004 to December 2008.	October 7, 2010

Bernard R. van Rooyen (1)(2)(3) Johannesburg, South Africa Chairman of the Board and a director	Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies) from March 2004 to present; President of the Company from November 1996 to January 2001; director of various private and public companies engaged in mining.	June 16, 1997

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Simon F. W. Village Kent, United Kingdom President, Chief Executive Officer and a director	Chairman of the Board of Directors of the Company from November 2004 to February 2012 and President and Chief Executive Officer of the Company since September 2010; consultant to Delrand Resources Limited (a mineral exploration company) from May 2007 to present; consultant to Loncor Resources Inc. (a gold exploration company) from January 2010 to present; Managing Director, Gold Investment Services, of the World Gold Council (an international marketing organization for the gold industry formed and funded by the world's leading gold mining companies) from September 2002 to October 2004.	March 8, 2004

Daniel K. Bansah East Legon, Accra, Ghana Vice President, Exploration	Vice President, Exploration of the Company since September 2007; Mineral Resources Manager for the Company from June 2004 to September 2007; prior to June 2004, Group Mineral Resources Manager with Ashanti Goldfields Company Limited (a gold mining company).	Not applicable

Gary Chapman Pretoria, South Africa Vice President, Operations	Vice President, Operations of the Company since July 2010; Operations Manager of Tarkwa Gold Mine (held by a subsidiary of Gold Fields Limited (a gold mining company)) from November 2008 to June 2010; prior to November 2008, Mineral Resource Manager of Tarkwa Gold Mine.	Not applicable

Geoffrey G. Farr Toronto, Ontario, Canada Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel of the Company since February 2011; in-house legal counsel to Loncor Resources Inc. (a gold exploration company) from February 2011 to present; in-house legal counsel to Gentor Resources Inc. (a mineral exploration company) from February 2011 to present; in-house legal counsel to Delrand Resources Limited (a mineral exploration company) from February 2011 to present; partner of Macleod Dixon llp (a law firm) until February 2011.	Not applicable

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Donat K. Madilo Mississauga, Ontario, Canada Chief Financial Officer	Chief Financial Officer of the Company since September 2007 and Treasurer of the Company prior to September 2007; Treasurer of Delrand Resources Limited (a mineral exploration company); Chief Financial Officer of Loncor Resources Inc. (a gold exploration company) from November 2008 to present; prior to November 2008, Treasurer of Nevada Bob's International Inc. (prior to November 2008, Loncor Resources Inc. was named Nevada Bob's International Inc. and was an international licensor); Chief Financial Officer of Gentor Resources Inc. (a mineral exploration company) from March 2010 to present.	Not applicable

Jacobus P. Nel Johannesburg, South Africa Vice President, Corporate Services	Vice President, Corporate Services of the Company since September 2009; Chief Operating Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from January 2006 to May 2009; prior to January 2006, Vice President, Human Resources of Gold Fields International Mining, South Africa (a gold mining company).	Not applicable

Désire Sangara Kinshasa, Democratic Republic of the Congo Vice President, Government Relations	Vice President, Government Relations of the Company since September 2007; Administrative Manager for the Company from September 2004 to September 2007; prior to September 2004, Country Manager for Ashanti Goldfields Company Limited (a gold mining company).	Not applicable

Brian P. Scallan Johannesburg, South Africa Vice President, Commercial	Vice President, Commercial of the Company since March 2010; Vice President, Finance of Delrand Resources Limited (a mineral exploration company) from August 2008 to present; Head of Funding at Nikanor PLC (an AIM listed company developing a copper cobalt mine in the DRC) from November 2006 to February 2008; prior to November 2006, self-employed consultant providing project and corporate finance advisory consultancy work in Africa.	Not applicable

Thinus Vorster Johannesburg, Gauteng, South Africa Vice President Project Development and Engineering	Vice President, Project Development and Engineering of the Company since September 2009; Manager – Project Office of Tarkwa Gold Mine (held by a subsidiary of Gold Fields Limited (a gold mining company)) from June 2008 to June 2009; prior to June 2009, Engineering Manager Operations and Services of Tarkwa Gold Mine.	Not applicable

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(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2)	Member of the compensation committee of the board of directors of the Company.

(3)	Member of the health, safety, environment and technical committee of the board of directors of the Company.

(4)	Norton Rose Canada llp acts as counsel to the Company.

As of the date hereof, the directors and officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 2,761,624 common shares of the Company, representing 1.38% of the issued and outstanding common shares of the Company as of the date hereof. As well, the directors and officers of the Company as a group hold, as of the date hereof, 8,385,894 stock options granted pursuant to the Company's Stock Option Plan and 7,200 Warrants.

8.2	Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Company, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Company, was a director of Eurasia during the time the said cease trade order was in effect.

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Mr. Brian P. Scallan (who is an officer of the Company) was a director of Diamond Core Resources (Pty) Ltd ("Diamond Core") at the time Diamond Core was the subject of a final liquidation order by the Northern Cape High Court in South Africa in July 2009. As well, an application to liquidate Diamond Core Technical Services (Pty) Ltd, which is a subsidiary of Diamond Core, was also made during 2009. At the time of this application, Mr. Scallan was a director of Diamond Core Technical Services (Pty) Ltd. Mr. Scallan has advised the Company that the application to liquidate Diamond Core Technical Services (Pty) Ltd was withdrawn.

8.3	Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

8.4	Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a)	been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5	Conflicts of Interest

To the best of the Company's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company.

ITEM 9: AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: John A. Clarke, Peter A. Ruxton and Bernard R. van Rooyen. Each such member is "independent" within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"). Each such member is also "financially literate" within the meaning of NI 52-110.

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Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

John A. Clarke

From 1997 to August 2008, Mr. Clarke was the President and Chief Executive Officer of Nevsun Resources Ltd., a mineral exploration and development company which is listed on the Toronto Stock Exchange and the NYSE Amex. He was Vice Chairman of Nevsun Resources Ltd. from August 2008 to September 2009.

From 1988 to 1993, Mr. Clarke was with Ashanti Goldfields Company Limited ("Ashanti") engaged as a General Manager in a range of roles, including strategic planning, mine production and the technical/administrative support of mining operations. From 1993 to 1997, Mr. Clarke was an Executive Director of Ashanti and was in charge of business development, including company strategic planning, Africa-wide exploration programs, and the acquisition of listed companies. His roles with Ashanti required experience and understanding of all of the issues required in assessing/analyzing and preparing technical and financial plans and statements for mining and exploration operations.

Mr. Clarke holds a Masters of Business Administration from Middlesex Polytechnic (now Middlesex University). This degree included in-depth courses in accounting principles, standards and practices.

Peter A. Ruxton

Dr. Ruxton is currently Chief Executive Officer and President of Gentor Resources Inc., a mineral exploration company listed on the TSX Venture Exchange and which reports to the S.E.C. in the U.S. In December 2000, he completed an MBA from the Institute for Financial Management (Manchester Business School & University of Wales). Following the completion of his MBA, Dr. Ruxton spent eight years as a Fund Manager, joining the Commonwealth Development Corporation as an Investment Manager in its Minerals, Oil & Gas team with a focus on Africa and Emerging Markets. Following the creation of Actis Capital LLP in 2004, he was employed initially as Investment Principal with promotion to the Partnership in 2006. Dr. Ruxton is a non-executive director of TSX, AIM & JSE-listed Platmin Ltd and has been a member of the audit committee of this company since 2004.

Bernard R. van Rooyen

From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges. He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury.

From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited. Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt.

Mr. van Rooyen is currently a non-executive member of the audit committee of Trans Hex Group Ltd, a producer and marketer of diamonds listed on the JSE Limited.

Mr. van Rooyen was President of the Company from November 1996 to January 2001.

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Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2011 has the Company relied on an exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2011 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following table summarizes the total fees of Deloitte & Touche llp ("Deloitte"), the external auditors of the Company, for the financial years of the Company ended December 31, 2011 and 2010. All dollar amounts in the following table are expressed in Canadian dollars, and are exclusive of applicable taxes and a 7% administration fee.

	2011		2010
Audit Fees	$305,000		$240,500
Audit-Related Fees	110,000	(1)	53,500	(2)
Tax Fees	52,000	(3)	-
All Other Fees	-		13,000	(4)

(1)	The services comprising these fees related to the conversion to International Financial Reporting Standards ($55,000), certain exercises of Banro warrants during 2011 ($45,000), and an information technology review ($10,000).

(2)	The services comprising these fees related to the Company’s May 2010 financing.

(3)	The services comprising these fees related to international tax planning.

(4)	The services comprising these fees related to implementation of International Financial Reporting Standards.

ITEM 10: PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

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ITEM 11: LEgal proceedings AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or pending material legal proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Regulatory Actions

During the financial year ended December 31, 2011, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Based on public filings, the Company understands that institutional accounts (the "BlackRock Accounts") managed by affiliates of BlackRock, Inc. may hold, in the aggregate, more than 10% of the outstanding common shares of the Company.

In February 2009, the Company completed an equity financing which involved the issue and sale of a total of 10,000,000 common shares of the Company at a price of US$1.40 per share for total gross proceeds of US$14,000,000. Michael J. Prinsloo (President, Chief Executive Officer and a director of the Company at the time) purchased 100,000 shares under this financing and Simon F.W. Village (Chairman of the Board of the Company at the time and a director of the Company) purchased 117,750 shares under this financing.

In May 2010, the Company completed an equity financing which involved the issue and sale of a total of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for total gross proceeds of Cdn$137,555,000. Mr. Village purchased 93,712 shares under this financing and Arnold T. Kondrat (Executive Vice President and a director of the Company) purchased 100,000 shares under this financing.

In February 2011, the Company completed an equity financing which involved the issue and sale of a total of 17,500,000 special warrants at a price of Cdn$3.25 per special warrant for aggregate gross proceeds of Cdn$56,875,000. The Company understands that BlackRock Accounts purchased special warrants under this financing.

In March 2012, the Company closed a Debt Financing for total gross proceeds US$175 million. The Debt Financing involved an offering by the Company of 175,000 Units consisting of US$175,000,000 aggregate principal amount of Notes and 8,400,000 Warrants. See item above 5 of this AIF above ("Description of Capital Structure") for additional information in respect of this financing and the Notes and Warrants. Donat K. Madilo (Chief Financial Officer of the Company) purchased US$150,000 aggregate principal amount of Notes and 7,200 Warrants. The Company understands that BlackRock Accounts purchased Notes and Warrants under this financing.

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ITEM 13: TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company's common shares is Equity Financial Trust Company at its offices in Toronto, Ontario, Canada. Registrar and Transfer Company at its offices in Cranford, New Jersey, United States of America, is co-transfer agent for the Company's common shares.

Equity Financial Trust Company at its offices in Toronto, Ontario, Canada is the trustee in respect of the Company's Notes and the warrant agent in respect of the Company’s Warrants.

ITEM 14: MATERIAL CONTRACTS

There are no contracts that are material to Banro entered into by Banro within the most recently completed fiscal year, or before the most recently completed fiscal year but after January 1, 2002 which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations and the contracts set forth below:

1.	the Rights Plan Agreement dated as of April 29, 2005 between Banro and Equity Transfer & Trust Company, as rights agent, as amended by a shareholder rights plan amendment agreement dated as of June 27, 2008 and as further amended by a shareholder rights plan amendment agreement dated as of June 29, 2011 (see item 5.4 of this AIF ("Shareholder Rights Plan") for additional information in respect of the Rights Plan Agreement);

2.	an underwriting agreement dated February 24, 2012 between Banro and GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd., pursuant to which the Units were issued in respect of the Debt Financing (see item 5.2 of this AIF ("Description of Capital Structure") for additional information in respect of the Units and the Debt Financing);

3.	a note indenture (the "Note Indenture") dated March 2, 2012 between Banro, each of the DRC subsidiaries of Banro and Equity Financial Trust Company as trustee, which provided for the issue of the Notes (see item 5.2 of this AIF (“Notes”) for additional information in respect of the Notes and the Debt Financing pursuant to which the Notes were issued);

4.	a warrant indenture (the "Warrant Indenture") dated March 2, 2012 between Banro and Equity Financial Trust Company as warrant agent, which provided for the issue of the Warrants (see item 5.2 of this AIF (“Notes”) and item 5.3 of this AIF (“Warrants”) for additional information in respect of the Warrants and the Debt Financing pursuant to which the Warrants were issued);

5.	a collateral trust agreement dated March 2, 2012 between Banro, each of the DRC subsidiaries of Banro and Equity Financial Trust Company, pursuant to which Equity Financial Trust Company serves as the collateral agent thereunder for the benefit of the holders of the Notes. The collateral agent holds, and is entitled to enforce, all liens on the collateral created by the collateral documents executed by Banro and its DRC subsidiaries for the benefit of the holders of the Notes in order to secure Banro’s obligations under the Note Indenture; and

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6.	a security agreement dated March 2, 2012 made by Banro in favour of Equity Financial Trust Company as collateral agent, pursuant to which Banro, as general and continuing collateral security for the performance of its obligations under the Note Indenture, granted a security interest in all of its present and after-acquired real and personal property to Equity Financial Trust Company as collateral agent for the benefit of the holders of the Notes.

A copy of each of the above agreements has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ITEM 15: INTERESTS OF EXPERTS

15.1	Names of Experts

(a)	Deloitte & Touche llp, Independent Registered Chartered Accountants and Licensed Public Accountants, who provide the report of independent registered chartered accountants accompanying the Company's annual consolidated financial statements in respect of fiscal 2011 and fiscal 2010. Deloitte & Touche llp is independent within the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

(b)	Rudi Rautenbach, Martin Pittuck, H.G. Waldeck and Robin G.I. Bolton, who were the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the Twangiza Phase 1 Technical Report.

(c)	Andrew N. Clay, who was the "qualified person" (as such term is defined in NI 43-101) for the purpose of the Namoya Technical Report.

(d)	Michael B. Skead, who was the "qualified person" (as such term is defined in NI 43-101) for the purpose of the Lugushwa Technical Report.

(e)	Martin Pittuck and A. Gareth O'Donovan, who were the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report.

15.2	Interests of Experts

To the knowledge of the Company, none of the individuals referred to in paragraphs (b), (c), (d) and (e) of item 15.1 above beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

Mr. Skead, who was Vice President, Exploration of Banro at the time the Lugushwa Technical Report was prepared and is no longer with Banro, held at the time the Lugushwa Technical Report was prepared 200,000 stock options of the Company granted pursuant to the Company's stock option plan.

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ITEM 16: ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2011.

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Schedule "A"

Banro Corporation

Terms of Reference

Audit Committee of the Board of Directors

Banro Corporation

November 23, 2004

Mandate

A.	Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro’s audited annual consolidated financial statements and other mandatory financial disclosure.

Banro’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Banro;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro’s external auditor.

B.	Composition

1.	The Committee shall comprise at least 3 directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

4.	The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with Banro’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

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Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.	review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between Banro and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.	review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.	be satisfied that adequate procedures are in place for the review of Banro’s public disclosure of financial information extracted or derived from Banro’s financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

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5.	review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

6.	review with management and recommend to the Board for approval, Banro’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

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(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)	pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

8.	(a) establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

9.	with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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